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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                    FORM 6-K

                            Report of Foreign Issuer


    PURSUANT to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934


                   Filing No. 3 for the Month of October, 2001



                         ADB Systems International Inc.
                         ------------------------------
                           (Exact name of Registrant)

          6725 Airport Road, Suite 201, Mississauga ON, Canada L4V 1V2
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                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                            Form 20-F X    Form 40-F __
                                      -

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                   Yes __   No X
                                               -

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                         ADB SYSTEMS INTERNATIONAL INC.

          On October 23, 2001, ADB Systems International Inc. (formerly Bid.Com International Inc.) ("ADB" or the "Company") announced its financial results for the third quarter ended September 30, 2001. Full financial tables are attached to this Form 6-K as Exhibit 1. All figures are in Canadian dollars. As of September 30, 2001, the exchange rate was Cdn $1.58 to US$1.00.

          Consistent with its previously announced expectations, the Company's gross revenue in the third quarter totaled $619,000 a decrease of $796,000 or 56 percent compared to the preceding quarter. In the same period of 2000, ADB's gross revenue was $1.67 million, which was primarily derived from on-line retail activities. Since its exit from on-line retail activities, ADB's gross revenue is comprised strictly of fees earned through customer agreements and deferred revenues recognized in the quarter.

          ADB reported a loss from operations of $2.06 million or $0.04 per basic share. This compares to an operating loss of $3.47 million or $0.06 per basic share in the second quarter of 2001 and $5.98 million, or $0.11 per basic share, during the corresponding period in 2000

          Including realized gains from the disposal of marketable securities and investments, unrealized losses from impairments of assets and the re-evaluation of marketable securities, and a restructuring charge, ADB reported a net loss of $3.48 million or $0.06 per basic share in the third quarter. This compares to a net loss of $2.15 million, or $0.04 per basic share, in the second quarter of 2001, and $11.28 million, or $0.21 per basic share, during the same period in 2000.

          At the end of September, 2001, ADB Systems held cash and marketable securities totaling $8.74 million, which given its current burn-rate, will support the Company's operations well into 2002.

          As announced previously, ADB has recently initiated a number developments designed to reduce operating expenses, expand its customer base and generate increased shareholder value. Among these activities include:

     . The Company is implementing a plan to reduce its workforce by 30 percent, resulting in improved operating expenses.

     . The Company acquired ADB Systemer ASA, a Norway-based software vendor of enterprise asset management and electronic procurement applications whose customers include BP, Halliburton Energy Sources, TotalFinaElf among others.

     . The Company received notification from the Nasdaq Stock Mark that it will maintain its listing status.


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     .    The Company changed its name to ADB Systems International Inc to reflect an expanded product offering, and adopted ADY and ADBI as new ticker symbols on the Toronto Stock Exchange and Nasdaq Stock Market respectively.

          This Form 6-K may include comments that do not refer strictly to historical results or actions and may be deemed to be forward-looking within the meaning of the Safe Harbor provisions of the U.S. federal securities laws. These include, among others, statements about expectations of future revenues, cash flows, and cash requirements. Forward-looking statements are subject to risks and uncertainties that may cause the Company's results to differ materially from expectations. These risks include the Company's ability to further develop its business-to-business sales and operations, the Company's ability to develop appropriate strategic alliances and successful development and implementation of technology, acceptance of the Company's products and services, competitive factors, new products and technological changes, and other such risks as ADB may identify and discuss from time to time, including those risks disclosed in ADB's most recent Form 20-F filed with the Securities and Exchange Commission. Accordingly, there is no certainty that ADB's plan will be achieved.

          The Company hereby incorporates by reference this Form 6-K and Exhibit 1 into its Registration Statement on Form F-3, and into the prospectus contained therein (File No. 333-40888). The Company does not incorporate Exhibit 2 into its Registration Statement on Form F-3, or into the prospectus contained therein.

Exhibit 1. Third Quarter Financial Results

Exhibit 2. Press Release


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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                ADB SYSTEMS INTERNATIONAL INC.


Date: October 24, 2001          By:  /s/ John Mackie
                                     ---------------
                                     Name:   John Mackie
                                     Title:  Vice-President, General Counsel and
                                             Corporate Secretary